SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

WHITTIER ENERGY CORPORATION
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

966785 10 7
(CUSIP Number)

Steven A. Anderson
Whittier Ventures LLC
1600 Huntington Drive
South Pasadena, California 91030
(818) 441-5111
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 16, 2004
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 966785 10 7	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Whittier Ventures LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	Whittier Ventures LLC ("Whittier Ventures") is a limited liability company organized under the laws of the State of Delaware.

Number of	(7)	Sole Voting Power	3,761,466
Shares Bene-
ficially	(8)	Shared Voting Power	0
Owned by
Each	(9)	Sole Dispositive Power	3,761,466
Reporting
Person With	(10)	Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	3,761,466

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	32.8% (1)

(14)	Type of Reporting Person (See Instructions)	OO
_____________________________________________________________________________________

(1) Based on 11,478,402 shares issued and outstanding as of August 16, 2004, as disclosed to Whittier Ventures by the Issuer.

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This Schedule 13D/A is an amendment to the joint Schedule 13D filed September 22, 2003 by Whittier Ventures LLC and certain other persons. The revisions to each Item in this Schedule 13D/A amend such Items with respect to Whittier Ventures LLC only and not with respect to any other person.

Item 1. Security and Issuer.

Item 1 is revised in its entirety as follows:

The class of equity securities to which this statement relates is common stock, par value $.001 per share (the "Common Stock") of Whittier Energy Corporation, a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 333 Clay Street, Suite 3300, Houston, Texas 77002.

Item 2. Identity and Background.

Item 2 is revised in its entirety as follows:

(a) - (c)

Whittier Ventures LLC ("Whittier Ventures") is a Delaware limited liability company with its principal business and executive offices located at 1600 Huntington Drive, South Pasadena, California 91030. The principal business of Whittier Ventures is making and managing various investments. Current information concerning the managers and executive officers of Whittier Ventures is set forth on Schedule I hereto.

(d)-(f)

No modification.

Item 3. Source and Amount of Funds or Other Consideration.

The following is added to Item 3:

On December 31, 2003, the Issuer effected the one-for-ten reverse split of its Common Stock, reincorporated in Nevada, and changed its name to Whittier Energy Corporation. As a result of the reverse split, each share of Common Stock held by the reporting person was automatically exchanged for one-tenth of a share of Common Stock, and the Series A Preferred Stock held by the reporting person automatically converted into shares of the Issuer's split-adjusted Common Stock.

On June 16, 2004, the reporting person purchased 23.5 Units of the Issuer for $26,150 per Unit. Each Unit consists of 15,000 shares of Common Stock and one warrant to purchase 15,000 shares of Common Stock for $2.50 per share. The warrant is exercisable immediately and expires on June 16, 2007.

Item 4. Purpose of Transaction.

No modification.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

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(a)  Whittier Ventures is the beneficial owner of 3,761,466 shares of Common Stock.

Except as otherwise described herein, and to the knowledge of the reporting person, no person listed in Schedule I is the beneficial owner of any shares of Common Stock.

(b)  Whittier Ventures has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 3,761,466 shares of Common Stock.

Except as otherwise described herein, and to the knowledge of the reporting person, no person listed in Schedule I has the power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock.

(c)  Except as otherwise described herein or in any Exhibit filed herewith, and to the knowledge of the reporting person, none of the persons named in response to Paragraph (a) above has affected any transaction in the Common Stock during the past sixty (60) days.

(d)  Except as otherwise described herein, and to the knowledge of the reporting person, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock deemed to be beneficially owned by them.

(e)  It is inapplicable for the purpose herein to state the date on which a party ceased to be owner of more than five percent (5%) of the Common Stock.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

No modification.

Item 7.   Material to Be Filed as Exhibits.

No modification.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 20, 2004	Whittier Ventures LLC

By: /s/ David A. Dahl
David A. Dahl, President

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